SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Tax I.D. (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE 223rd MEETING OF THE FISCAL COUNCIL

HELD ON MARCH 16, 2022

1.              DATE, TIME AND PLACE: On March 16, 2021, at 03:00 p.m, through videoconference, due to the restrictions in force to the traffic of people caused by the COVID-19 pandemic.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Ordinary Meeting convened pursuant to the Internal Regulations of the Fiscal Council of BRASKEM S.A. (“Braskem” or “Company”), with the attendance of all the Board Members indicated below. Messrs. Marcos Montesani, Lilian Porto Bruno, Ana Paula Tarossi Silva Goulart, Clarisse Mello Machado Schlieckmann, Larissa Rosetto Varella, Naiara Erthal Assad and Mr. Lucas Ribeiro Matos Almeida also attended the meeting. The Chairman of the Fiscal Council, Mr. Amós da Silva Cancio, presided over the meeting and Ms. Clarisse Mello Machado Schlieckmann acted as secretary.

3.              AGENDA: After examining the matter on the agenda, the members of the Fiscal Council, within the attributions provided for by Federal Law No. 6,404/76, as amended (“Brazilian Corporate Law”), took notice and resolved on the following matter:

3.1.	REVIEW AND OPINION ON THE 2021 ANNUAL FINANCIAL STATEMENTS, THE 2021 MANAGEMENT’S ANNUAL REPORT AND THE PROPOSAL FOR ALLOCATION OF RESULTS, INCLUDING DIVIDEND DISTRIBUTION AND CAPITAL BUDGET: After reviewing the Management’s Annual Report, individual and consolidated Financial Statements drafted in accordance with accounting practices adopted in Brazil and based on international financial reporting standards (IFRS), approved by IASB, as the case may be, to be filed at CVM and the proposal for Allocation of Results, including dividends distribution and capital budget, related to the fiscal year ended on December 31, 2021, the Board Members issued a favorable opinion on the Annual Management Report, the individual and consolidated Financial Statements, the proposal for Allocation of Results, including dividends distribution and to the capital budget, related to the fiscal year ended on December 31, 2021, and issued a favorable report, according to Exhibit I.

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, which, after being read, discussed and found to be in order, were signed by all Board Members present at the meeting, by the Chairman and by the Secretary.

BRASKEM S.A. Corporate Tax I.D. (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE): 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE 223rd MEETING OF THE FISCAL COUNCIL HELD ON MARCH 16, 2022

São Paulo/SP, March 16, 2022.

Amós da Silva Cancio President Gilberto Braga Effective Member	Clarisse Mello Machado Schlieckmann Secretary Ismael Campos de Abreu Effective Member
Heloisa Belotti Bedicks Effective Member	Marcílio José Ribeiro Júnior Effective Member

BRASKEM S.A. Corporate Tax I.D. (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE): 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE 223rd MEETING OF THE FISCAL COUNCIL HELD ON MARCH 16, 2022

EXHIBIT I

BRASKEM S.A.

Corporate Tax I.D. (CNPJ) No. 42.150.391/0001-70

FISCAL COUNCIL’S REPORT

BRASKEM S.A.'s members of the Fiscal Council, exercising the powers provided for in article 163, items II, III and VII, of Federal Law No. 6,404/76, after reviewing: (i) the Annual Management Report, (ii) the Company's Individual and Consolidated Financial Statements and the Company’s respective Explanatory Notes related to the fiscal year ended on December 31, 2021, and the Independent Auditors' Opinion; (iii) the proposed allocation of the Company’s results contained in the Financial Statements for the fiscal year ended in December 31, 2021 (including distribution of additional dividends); and (iv) the Capital Budget, considering in their analysis the unqualified opinion of Grant Thornton Auditores Independentes, issued on March 16, 2022, they unanimously concluded that the reviewed documents properly reflect the Company’s financial and equity status, and issued and opinion in the sense that the documents may be approved by the Company’s Annual General Meeting.

São Paulo/SP, March 16, 2022.

Amós da Silva Cancio President Ismael Campos de Abreu Effective Member	Gilberto Braga Effective Member Marcílio José Ribeiro Júnior Effective Member
Heloisa Belotti Bedicks Effective Member

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.